December 7, 2010

William P. Utt
President and Chief Executive Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

>   **Re: KBR, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 1-33146**
>   **Response Letters Dated October 20, 2010 and November 29, 2010**

Dear Mr. Utt:

We refer you to our comment letters dated September 14, 2010 and October 26, 2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance